March 17, 2022

Re:	Tuatara Capital Acquisition Corporation Amendment No. 1 to Registration Statement on Form S-4 Filed March 17, 2022 CIK No. 0001801602

CONFIDENTIAL

Mr. Dave Edgar
Ms. Kathleen Collins
Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Mr. Edgar and Ms. Collins:

On behalf of our client, Tuatara Capital Acquisition Corporation, a Cayman Islands exempted company (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-4 (the “Registration Statement”) contained in the Staff’s letter dated March 4, 2022 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing it together with this response letter (the “Revised Registration Statement”). The Revised Registration Statement also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to each comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Registration Statement, submitted on the date hereof, where the revised language addressing a particular comment appears.

Form S-4 filed February 10, 2022

Questions and Answers About the Transaction Proposals for Tuatara Shareholders
If I am a warrant holder, can I exercise redemption rights with respect to my warrants?, page 12

1.
We note your response to prior comment 4 regarding the redemption provisions of your public warrants, which may result in the public warrants being redeemed for $0.01 or $0.10 per warrant if your common stock market price is above either $18 or $10 per share, respectively. Please clarify that your current common stock is quoted above $10 per share, but the market value of your public warrants greatly exceeds $0.10 per share. Thus, there appears to be a risk that public warrants may be redeemed in the near future for a value that is significantly less than the market value of the public warrants

Response:          The Company respectfully acknowledges the Staff’s comment and advises the Staff that, as set forth on page 49 of the Revised Registration Statement, the market value of the common stock was less than $10.00 per share as of March 15, 2022, and the market price of the warrants was $0.10 per warrant such that, as of such date, the warrants would not be redeemed for less than their market value. In any event, the warrants are not redeemable until 30 days after the closing of the business combination, and warrant holders are able to exercise their warrants in advance of the related redemption date, in which case the warrant holders would not receive the relevant redemption price of $0.10 per warrant and instead would receive a number of warrants by reference to the “make whole” table on page 240 of the Revised Registration Statement depending on the market price of the common stock and the amount of time remaining to expiration.

Risk Factors

Following the business combination, if securities or industry analysts do not publish or cease publishing research or reports about us, page 87

2.
We note your response that you no longer believe there is a material risk that activities taken by affiliates of Tuatara to purchase, directly or indirectly, public shares will increase the likelihood of approval of the business combination and other proposals and may affect the market price of your securities. Please explain why you believe this is no longer a material risk and clarify whether there is a material risk that affiliates of Tuatara may cause the common stock price to increase after the merger, triggering the warrant redemption provisions.

Response:          The Company respectfully acknowledges the Staff’s comment and advises the Staff that we do not believe this to be a risk because no such actions have been undertaken by affiliates of Tuatara to date and no such actions are expected to take place before or after closing of the transaction. Accordingly, the Company deleted this disclosure in the prior Registration Statement filing.

Valuation, page 118

3.
Please identify the companies used in your benchmarking analysis for the purpose of calculating the peer segment multiples and the precedent transaction analysis. In addition, please provide more detail as to how you determined that the implied enterprise value for SpringBig increased from $350 million to $445 million using the sum-of-the-parts analysis. Describe how you calculated the value of each part used in the sum-of-the-parts totals.

Response:          In response to the Staff’s comment, the Company has revised its disclosure on pages 119 and 120 of the Revised Registration Statement.

Unaudited Pro Forma Condensed Financial Information, page 170

4.
We note your revised disclosures in response to prior comment 15. Please provide us with a comprehensive analysis that supports your proposed accounting for both the Sponsor Earn-out and Contingent Shares as equity, including the specific authoritative guidance you considered and relied upon.

Response:          In response to the Staff’s comment, please see below our analysis supporting our proposed accounting for the Sponsor Earn-out and Contingent shares as equity.

The purpose of this analysis is to determine the whether the earn out provisions issued in connection with Tuatara Capital Acquisition Corporation’s (“Tuatara”) merger transaction with SpringBig, Inc. (“SpringBig” or the “Company”) is to be classified as a liability or equity on the combined entity’s balance sheet post-closing.

GUIDANCE:

EARNOUT PROVISIONS IN SPAC MERGERS
PUBLICATION DATE: 25 JAN 2021   (UPDATED 27 APR 2021)
US IN DEPTH 2021-01

In some cases, there may be uncertainty in the value of the operating company being acquired. One way of addressing this uncertainty is for the SPAC to enter into agreements with its sponsors, the selling shareholders of the target company, or employees whereby the SPAC will issue additional shares (or release existing shares from escrow or other restrictions) post-merger if certain performance measures (frequently based on stock price) are met. These arrangements are commonly referred to as “earnout provisions.”

The assessment of the accounting acquirer in a SPAC merger should be performed prior to the evaluation of earnout provisions. If the transaction is accounted for as a business combination (i.e., the SPAC is the accounting acquirer), the guidance in ASC 805 applies.

Contingent payments

Business combinations often contain provisions for additional consideration to be transferred to the former shareholders in the future if certain future events occur or conditions are met. This additional consideration is referred to as contingent consideration. These contingencies frequently are based on earnings or instrument price changes over specified periods after the date of the acquisition; however, they may be based on other factors. Examples of future events or conditions on which additional contingent consideration might be based are as follows:

•	Earnings above an agreed-upon target over a period

•	Components of earnings (e.g., revenue, EBITDA) above an agreed-upon target over a period

•	The guarantee of an equity security value by a specified date or maintenance of the guaranteed value for a stipulated period of time

•	The attainment of product development milestones

•	Approval of a patent, license, drug, etc.

•	Successful completion of contract negotiations

•	Cash flows arising from specified assets over an agreed period

The Guidance of ASC 805 requires an acquirer to recognize contingent consideration obligations as of the acquisition date as part of the consideration transferred in exchange for the acquired business. The FASB concluded that the recognition event for contingent consideration in a business combination is the agreement to make contingent payments and not the achievement of the contingency. As such, the FASB does not believe that the delayed recognition of contingent consideration fairly represents the economic consideration at the acquisition date. As a result, the initial measurement of contingent consideration obligations is the fair value of the obligations, based on circumstances that exist as of the acquisition date.

ASC 805 requires as acquirer to assess whether any portion of the transaction consideration is in exchange for elements other than the acquired business. While these payments may be negotiated as part of gaining control of another entity, further evaluation is necessary to determine whether it would be appropriate to account for the payments as part of the consideration transferred for the business or as a separate transaction apart from the business combination. Accordingly, as acquirer must carefully evaluate whether the substance of the arrangement is to provide compensation for post-acquisition employee or non-employee services or the ongoing use of property rather than as consideration for the acquired business. For example, in some circumstances payments are made to selling shareholders who will remain as employees of the business after it is acquired. In this case, depending on the terms of the services provided subsequent to the acquisition date, rather than as part of the consideration transferred for the acquired entity.

Compensation

When the earnout arrangement is issued to employees or service providers of the SPAC or the target company, consideration should be given to whether it should be viewed as a compensation arrangement under ASC 718, Stock compensation. If the issuance of shares is contingent on goods or services being provided by the recipient, ASC 718 applies.

SPAC transactions accounted for as a reverse recapitalization may also include situations when holders of unvested restricted stock or unexercised stock options of the target company receive the right to contingent shares. Depending on the terms, this could lead to additional compensation cost being recorded, and may impact the subsequent accounting for the instrument as well, depending on whether it is subject to the guidance in ASC 718, Stock Compensation, or ASC 815, Derivatives and Hedging. For example, an arrangement that requires continued employment or service in order to vest in or be eligible for the earnout shares would typically result in treatment of the related cost as compensation cost. Further, an earnout provided in the form of modifying an existing stock option agreement (when receipt of the additional shares is dependent upon the option being exercised) would also be a modification of the existing award and any incremental fair value would be recognized as additional compensation cost. In each of these cases, the contingent share arrangement would likely be subject to ASC 718 for classification purposes as equity or liability.

Additionally, even if the contingent share arrangement is independent of the existing share-based payment award and not dependent upon continued employment, the issuance of such rights to the original share-based payment award holders would reflect incremental compensation provided to the historical award holder if issuance was not legally required under the terms of the original award. However, in this case, the contingent share arrangement may be subject to financial instrument accounting prospectively, as described below.

Financial instruments considerations

Unless the earnout arrangement is within the scope of ASC 718, the financial instrument guidance will be applicable. If the earnout is contingent consideration subject to the guidance in ASC 805, it will be subject to the financial instruments guidance for classification and subsequent recognition and measurement. In all other cases, earnout arrangements will be subject to the financial instruments guidance for classification, initial measurement, and subsequent recognition and measurement.

BACKGROUND:

Consideration at Closing

On November 8, 2021, Tuatara and Merger Sub and the SpringBig, entered into a merger agreement, pursuant to which, subject to the terms and conditions contained therein, merger Sub will merge with and into SpringBig, with SpringBig continuing as the surviving entity and subsidiary of New SpringBig.

Pursuant to the merger agreement, the merger consideration to be received by the SpringBig equity holders at the closing will have a value of $245,000,000 (assuming a value of $10.00 per share of common stock) and will be paid entirely in equity consideration.

Structured Contingent Future Stock Payments.

The Company Stockholders and the Engaged Option Holders shall be entitled to receive their pro rata portion of such number of Company Contingent Shares, fully paid and free and clear of all Liens other than applicable federal and state securities law restrictions, as set forth below upon satisfaction of any of the following conditions “Company Earnout Condition”:

a.
5,500,000 Company Contingent Shares if the closing price of the Surviving Pubco Common Stock equals or exceeds $12.00 per share on any twenty (20) trading days in a thirty (30)-trading day period at any time after the Closing Date and no later than 36 months following the Closing Date;

b.
2,250,000 Company Contingent Shares if the closing price of the Surviving Pubco Common Stock equals or exceeds $15.00 per share on any twenty (20) trading days in a thirty (30)-trading day period at any time after the Closing Date and no later than 36 months following the Closing Date and

c.
1,250,000 Company Contingent Shares if the closing price of the Surviving Pubco Common Stock equals or exceeds $18.00 per share on any twenty (20) trading days in a thirty (30)-trading day period at any time after the Closing Date and no later than 36 months following the Closing Date.

Sponsor Escrow Agreement

On or prior to the Closing Date, the Sponsor, Tuatara and certain members of the Tuatara board of directors shall enter into an escrow agreement in a form and on terms and conditions reasonably acceptable to the Company (the “Sponsor Escrow Agreement”), providing that, immediately following the Effective time, the Sponsor shall deposit an aggregate of 1,000,000 shares of Surviving Pubco Common Stock into escrow. The Sponsor Escrow Agreement shall provide that such Sponsor Contingent Shares shall be released to the Sponsor if the closing price of the Surviving Pubco Common Stock equals or exceeds $12.00 per share on any twenty (20) trading days in a thirty (30)-trading-day period at any time after the Closing Date and no later than 36 months following the Closing Date (“Sponsor Earnout Condition”).

Analysis

First, we determine whom is deemed to be the accounting acquirer, see “Memo Re Accounting Acquirer Determination”. In this memo it was concluded that SpringBig is the accounting acquirer, as such ASC 805 would not apply as this transaction will be accounted for as a reverse recapitalization.

Since the Structured Payments above include a future contingency component related to the post-closing entity’s attainment of a future trading price of its common stock (an equity security) by a specified date, and there are no employee services or board of director services being performed as part of the earning, then these Structured Payments would be considered Financial Instrument, accordingly below is further analysis on determining if debt or equity treatment applies.

Determining the Unit of Account of a Contingent Consideration Arrangement

Now that we have determined that these Structured Payments are contingent consideration, we now need to determine the unit of account in this arrangement. Since this acquisition involves multiple contingent consideration arrangements we need to determine whether this arrangement represents a single contingent consideration arrangement with multiple triggers (or underlyings) or whether there are multiple contingent consideration arrangements. That determination will require an evaluation of the substance of the arrangements. For example, if there are multiple arrangements in form, but the triggering criteria are related (for example, all based on revenue) and/or the measurement periods overlap (for example, cumulative revenue over several periods), that could be an indication that those arrangements should be treated as a single contingent consideration arrangement. If two or more contingent consideration arrangements were entered into in a single business combination transaction, then companies should consider the following factors (generally described in ASC 815 and certain pre-Codification literature) to determine the appropriate unit of account:

•	The contingent consideration arrangements were entered into contemporaneously and in contemplation of one another;

•	The contingent consideration arrangements were entered into with the same counterparty;

•
The contingent consideration arrangements share the same risk. That is, the arrangements share at least one underlying, and changes in that underlying (holding the other underlyings constant) result in at least one substantially offsetting change in fair value for the arrangements;

•
There is no apparent economic need or substantive business purpose for structuring the contingent consideration arrangements separately that could not also have been accomplished in a single contingent consideration arrangement.

In our analysis, it appears that the Structured Payments are not independent of one another and they share similar risks. Once again, here are the Structured Payments:
a.
5,500,000 Company Contingent Shares if the closing price of the Surviving Pubco Common Stock equals or exceeds $12.00 per share on any twenty (20) trading days in a thirty (30)-trading day period at any time after the Closing Date and no later than 36 months following the Closing Date;

b.
2,250,000 Company Contingent Shares if the closing price of the Surviving Pubco Common Stock equals or exceeds $15.00 per share on any twenty (20) trading days in a thirty (30)-trading day period at any time after the Closing Date and no later than 36 months following the Closing Date and

c.
1,250,000 Company Contingent Shares if the closing price of the Surviving Pubco Common Stock equals or exceeds $18.00 per share on any twenty (20) trading days in a thirty (30)-trading day period at any time after the Closing Date and no later than 36 months following the Closing Date.

If the Company meets Structured Payment tranche “c” above, then it will have met the criteria for tranche “a” and “b” also. Therefore, in our analysis, it appears that the Structured Payments are not independent of one another and they share similar risks. Based on this analysis, we will account for these three tranches of contingent consideration as a single unit.

Sponsor Escrow Agreement

On or prior to the Closing Date, the Sponsor, Tuatara and certain members of the Tuatara board of directors shall enter into an escrow agreement in a form and on terms and conditions reasonably acceptable to the Company (the “Sponsor Escrow Agreement”), providing that, immediately following the Effective time, the Sponsor shall deposit an aggregate of 1,000,000 shares of Surviving Pubco Common Stock into escrow. The Sponsor Escrow Agreement shall provide that such Sponsor Contingent Shares shall be released to the Sponsor if the closing price of the Surviving Pubco Common Stock equals or exceeds $12.00 per share on any twenty (20) trading days in a thirty (30)-trading-day period at any time after the Closing Date and no later than 36 months following the Closing Date (“Sponsor Earnout Condition”).

The Sponsor Escrow Agreement has only one contingent payment arrangement as such this is one unit.

Classification of Earn out Provisions

In accordance with Subtopics 480-10 and 815-40 or other applicable generally accepted accounting principals (“GAAP”). For example, Subtopic 480-10 provides guidance on whether to classify as a liability a contingent consideration arrangement that is, in substance, a put option written by the acquirer on the market price of the acquirer’s shares issued in the business combination.

Roadmap of applicable sections of the Codification to consider in determining the appropriate classification of contingent consideration:

Yes
Will the arrangement be
settled only in cash?

No

Is the arrangement	Yes
within the scope of
ASC 480

No

Is the arrangement	No
indexed to the entity's
own stock? (ASC 815-40-15)

Yes

Does the instrument meet	No
the equity classification
requirements under
ASC 815-40-25?

Yes

The arrangement is	The arrangement is
classified as equity	classified as a liability

The analysis in this flowchart determines the appropriate the appropriate classification of a contingent consideration arrangement.

Contingent consideration arrangements settled only in cash will be settled as liabilities. However, since the Structured Payments will be settled with the post-acquisition Company’s common stock (and not in cash), the guidance in ASC 480 and ASC 815 will (generally) apply.

The next question in the flowchart is whether the arrangement is within the scope of ASC 480. A financial instruments in the scope of ASC 480 are:

•	Mandatorily redeemable financial instruments

•	Obligations to repurchase the issuer’s equity shares by transferring assets

•	Obligations to issue a variable number of shares that meet certain criteria

As it relates to the third point, an obligation to issue a variable number of shares relates to a financial instrument that embodies an unconditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares, if, at inception, the monetary value of the obligation is based solely or predominantly on any of the following:

•	A fixed monetary amount known at inception, for example, a payable settleable with a variable number of the issuer’s equity shares

•
Variations in something other than the fair value of the issuer’s equity shares, for example, a financial instrument indexed to the S&P 500 and settleable with a variable number of the issuer’s equity shares

•	Variations inversely related to changes in the fair value of the issuer’s equity shares, for example, a written put option that could be net share settled.

Based on the above criteria, we have determined that that Structured Payments in this transaction are NOT within the scope of ASC 480.

Next, we need to determine whether the arrangement is indexed to the Company’s own stock.

In determining whether the instrument (or embedded feature) is indexed to an entity’s own shares, ASC 815-40-15 requires an entity to apply a two-step approach. The first step relates to the evaluation of the arrangement’s contingent exercise provision. An exercise contingency is a provision that entitles an entity (or counterparty) to exercise an equity linked financial instrument (or embedded feature) based on changes in the underlying, including the occurrence (or nonoccurence) of an event. Provisions that permit, accelerate, extend, or eliminate the entity’s (or the counterparty’s) ability to exercise an instrument are examples of contingent exercise provisions. The second step relates to the evaluation of the arrangement’s settlement provisions.

Under the first step of ASC 815-40-15, if the exercise contingency is based on (a) an observable market, other than the market for the entity’s own shares, or (b) an observable index, other than one measured solely by reference to the entity’s own operations (e.g., revenue, EBITDA), then the presence of the exercise contingency precludes an instrument (or embedded feature) from being considered indexed to an entity’s own shares.

Under the second step of ASC 815-40-15, if the settlement amount equals the difference between the fair value of a fixed number of the entity’s equity shares and a fixed monetary amount (or a fixed amount of a debt instrument issued by the entity), then the instrument (or embedded feature) would be considered indexed to an entity’s own shares. The settlement amount is not fixed if the terms of the instrument (or embedded feature) allow for any possible adjustments, regardless of the probability of the adjustment being made or whether the entity can control the adjustments. If the instrument’s exercise price or the number of shares used to calculate the settlement amount are not fixed, the instrument (or embedded feature) would still be considered indexed to an entity’s own shares if the only variables that could affect the settlement amount are variables that are typically used to determine the fair value of a fixed-for-fixed forwards or option on equity shares.

Since the Structured Payments are tied directly to the Company’s share price at future dates, we have determined that these shares are indexed to the entity’s own stock and that it is within the scope of ASC 815-40-25.

Based on the analysis performed, the financial instrument in the earn out provisions discussed above would be classified as equity.

Unaudited Condensed Combined Pro Forma Statement of Operations for the Twelve Months Ended December 31, 2020, page 175

5.
Please revise to ensure that the pro forma statement of operations for each period presented includes the historical weighted average shares outstanding and net income per share, basic and diluted, for each of SpringBig and Tuatara.

Response:          In response to the Staff’s comment, the Company has revised its disclosure on page 175 of the Revised Registration Statement.

Business of SpringBig

Overview, page 191

6.
Please incorporate your response to prior comment 17 in your registration statement clarifying why you believe that SpringBig is a market leader in its product categories for its loyalty and marketing solutions in the cannabis industry.

Response:          In response to the Staff’s comment, the Company has revised its disclosure on page 196 of the Revised Registration Statement.

Certain Regulatory Considerations and How We Adapt to Changing Regulatory Landscape, page 200

7.	We note your response to prior comment 21 regarding the mobile carrier industry's self—imposed restrictions of text messaging for marketing related to the cannabis industry. Please clarify whether you are currently restricted from sending text messages from any major carrier and if most of your carriers are subject to these Cellular Telecommunications Industry Association guidelines. Further, please clarify why you believe retail-related texts from cannabis retailers, such as dispensaries, would not be subject to these guidelines.

Response:          The Company acknowledges the Staff’s comment and respectfully advises the Staff that SpringBig is not currently restricted from sending text messages from any major carrier and we believe most of such carriers are subject to the Cellular Telecommunications Industry Association guidelines. Further, in response to the Staff’s comment, the Company has revised its disclosure on pages 201 and 202 of the Registration Statement to clarify that SpringBig’s platform (including its text messaging marketing services) is structured to be in compliance with these guidelines.

Management's Discussion and Analysis of Financial Condition and Results of Operations of

SpringBig

Factors Affecting Our Performance, page 208

8.
We note your revised disclosures in response to prior comment 22. You refer to using the average recurring monthly revenue during the prior twelve months divided by the average recurring monthly subscription revenue over the same trailing twelve-month period to determine your net revenue retention rate. Please revise to disclose how you calculate the average recurring monthly revenue for purposes of this calculation. Also, clarify whether you compare the average recurring monthly revenue for your customers as of the end of the prior period to the average recurring monthly revenue for the same set of customers as of the end of the current period, adjusted for losses, increases and decreases in those customers' monthly subscriptions. Alternatively, explain further how you calculate net revenue retention rate and revise your disclosures accordingly.

Response:          The Company acknowledges the Staff’s comment and respectfully advises the Staff that SpringBig calculates the average recurring monthly revenue as all monthly subscription revenue (derived from the monthly recurring subscription fees paid by retail clients) from all retail clients, averaged over the previous twelve month period.  SpringBig compares the average recurring monthly revenue for all customers as of the end of the relevant period to the average recurring monthly revenue for all customers as of the comparable period, and does not compare the same set of customers across periods. Such average recurring monthly revenue is adjusted for losses, increases and decreases in monthly subscriptions during the prior twelve months and divided by the average recurring monthly subscription revenue over the same trailing twelve-month period to calculate SpringBig’s net retention rate.

In response to the Staff’s comment, the Company has revised its disclosure on page 197 of the Registration Statement.

Key Operating and Financial Metrics, page 210

9.	In your revised disclosures in response to prior comment 24, you state that excess use revenue has historically accounted for 30% of your total revenue. Please provide us with a breakdown of the excess use revenue earned during each month in fiscal 2020 and 2021. To the extent excess usage varies significantly from month-to-month, explain further why you believe annualizing such revenue for the last month of the period is appropriate. Also, clarify for us whether your arrangements stipulate pre-determined message volumes for each month during the contract term or for the entire term of the arrangement.

Response:          The Company acknowledges the Staff’s comment and respectfully advises the Staff that, on a monthly basis in fiscal years 2020 and 2021, excess use revenue accounted for 26%—39% of SpringBig’s total revenue.  Given the limited range of variation of excess revenue as a percentage of SpringBig’s total revenue, SpringBig believes that annualizing such revenue is appropriate and does not believe that providing a breakdown of its excess use revenue on a monthly basis for such period is necessary for an understanding of SpringBig’s business.

SpringBig’s subscription agreements stipulate the applicable client’s message credits per month and overage fees per month, which amounts remain in place during the contract term unless the parties otherwise agree.  SpringBig’s subscription agreements do not stipulate the actual volume of messages the applicable client must cause to be sent during a month.  Further, in response to the Staff’s comment, the Company has revised its disclosure on page 197 of the Registration Statement to clarify such subscription agreement terms

10.
You state on page 205 that you have more than 1,000 clients comprised of approximately 950 retailers and 68 brands. Please tell us how this equates to the 1,120 clients at September 30, 2021 as disclosed here or revise your disclosures as necessary.

Response:          In response to the Staff’s comment, the Company has revised its disclosure on pages 123 and 206 of the Revised Registration Statement.

11.
You state in your revised disclosures in response to prior comment 23 that subscriptions generally have a twelve-month term and automatically renew unless notice of cancellation is provided in advance. Please clarify whether your arrangements typically renew for another twelve-month term and whether the cancellation terms are the same in both the initial and renewal term. Also, tell us your renewal rates for each period presented and clarify how management uses this measure in managing your business, if at all.

Response:          The Company acknowledges the Staff’s comment and respectfully advises the Staff that SpringBig’s subscription agreements generally renew for subsequent 12-month periods on an ongoing basis unless terminated in accordance with their terms and the cancellation terms are generally the same for both the initial and renewal periods, unless the parties have otherwise agreed.  In response to the Staff’s comment, the Company has revised its disclosure on pages 197 and 212 of the Registration Statement.

Given SpringBig’s relatively short operating history and growth, SpringBig does not currently track or measure renewal rates.  SpringBig has experienced significant recent growth in adding new customers and, accordingly, a large number of customers’ agreements are not yet up for renewal.  As a result, SpringBig’s management does not currently use renewal rates in managing the business.

Results of Operations

Comparison of Nine Months Ended September 30, 2021 and 2020, page 213

12.
We note your response to prior comment 25. Please tell us whether you have the ability to quantify the amount of revenue attributed to new customers versus existing customers. If so, considering you have identified growth and retention of customers as a factor affecting your performance, explain further why you believe this information would not be meaningful to your results of operations discussion.

Response:          The Company acknowledges the Staff’s comment and respectfully advises the Staff that SpringBig does not presently have the ability to quantify the amount of revenue attributed to new customers versus existing customers.  As disclosed in the Registration Statement, SpringBig has experienced significant growth through the addition of new customers over the past few years and, additionally, has also experienced a significant volume of customers, including recently added customers, that have upgraded or increased their business with SpringBig.  SpringBig believes that growth through both new customers and its retention of existing customers, in the aggregate, is meaningful to its results of operations.  As noted in the response to the prior comment 25, SpringBig does not believe that the distinction between existing and new customers is an important factor for the explanation of the results of operations because the amount of revenue attributable to each customer (new or existing) varies based on the terms of the specific customer’s subscription and such customer’s volume of services.

Executive Compensation, page 224

13.
We note your responses to prior comments 26 and 28 regarding agreements related to your named executive officers. Please describe any material agreements with Mr. Navin Anand and clarify whether the form letter agreement to be filed as Exhibit 10.5 will be substantially the same for all three named executive officers. You reference that there will be customary provisions related to non-competition and related party transactions and they will apply to InteQ. Please clarify if Exhibit 10.5 will contain specific provisions related to Mr. Harris’ relationship with InteQ.

Response:          The Company acknowledges the Staff’s comment and respectfully advises the Staff that SpringBig does not have an agreement with Mr. Navin Anand.  The form letter agreement filed as Exhibit 10.5 was previously filed as Exhibit 10.2 of Amendment No. 1 to Tuatara’s Registration Statement on Form S-1 (No. 333-252484), which was filed with the SEC on February 4, 2021, and relates to the agreements with Tuatara and its officers, directors and TCAC Sponsor, LLC.  Such form of letter agreement will not be used in connection with the three named executive officers.  The employment agreement with Messrs. Harris and Sykes will be filed in the Current Report on Form 8-K regarding the consummation of the business combination.  Mr. Harris’s employment agreement will contain specific provisions regarding Mr. Harris’s relationship with InteQ.

Beneficial Ownership of Securities, page 228

14.
Please disclose the natural person(s) that hold investment and/or voting power over the shares beneficially owned by TVC Capital IV and TCAC Sponsor LLC, and their respective affiliates. In this regard, please disclose the members of the TCAC Capital II Fund, L.P. board of managers.

Response:          In response to the Staff’s comment, the Company has revised its disclosure on pages 233 and 234 of the Registration Statement.

***
Should any questions arise, please do not hesitate to contact me at (212) 450-4322 (tel) or derek.dostal@davispolk.com, or Leonard Kreynin at (212) 450-4937 (tel) or leonard.kreynin@davispolk.com. Thank you for your time and attention.

Very truly yours,

/s/ Derek Dostal
Derek Dostal

cc:

Albert Foreman, Chief Executive Officer of the Company

Sergey Sherman, Chief Financial Officer of Tuatara Capital Acquisition Corporation

Paul Sykes, Chief Financial Officer of SpringBig, Inc.

Leonard Kreynin, Davis Polk & Wardwell LLP

William Doran, Benesch, Friedlander, Coplan & Aronoff LLP

Sarah M. Hesse, Benesch, Friedlander, Coplan & Aronoff LLP